                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549


                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT


                                In respect of its
U.S. Dollar 20,000,000 Callable Variable Interest Rate Range Notes of 2002, due
                                 August 8, 2012


                    Filed pursuant to Rule 3 of Regulation BW


                             Dated: August 12, 2002

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     The following information regarding the U.S. Dollar 20,000,000 Callable
Variable Interest Rate Range Notes of 2002, due August 8, 2012 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission, in the form of a Pricing Supplement relating to the Notes (the "Pricing Supplement"), attached hereto as Exhibit A, and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 20, 2001) is already on file with the Securities and Exchange Commission.

     Item 1. DESCRIPTION OF OBLIGATIONS

          (a) U.S. Dollar 20,000,000 Callable Variable Interest Rate Range Notes due August 8, 2012.

          (b) The interest rate will be 8.50 percent, accruing on each day that the 3-month USD LIBOR is within the applicable accrual range. The accrual range will be from zero to 5.00 percent for the period from August 8, 2002 to August 7, 2005, zero to 6.00 percent for the period from August 8, 2005 to August 7, 2007 and zero to 7.00 percent for the period from August 8, 2007 to August 8, 2012. Interest payment dates will be each February 8 and August 8, commencing on February 8, 2003 and ending on August 8, 2012.

          (c) Maturing August 8, 2012. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

          (d) Notes are callable by the Bank at par on each February 8 and August 8, commencing on February 8, 2003 and ending on February 8, 2012, with 10 New York business days notice.

          (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

          (f)  Not applicable.

          (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

          (h)  See Prospectus, pages 6-10.

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          (i)  Citibank, N.A., 5 Carmelite Street, London EC4Y 0PA, England.

     Item 2. DISTRIBUTION OF OBLIGATIONS

          As of August 5, 2002, the Bank entered into a Terms Agreement with Lehman Brothers Inc. as Manager (the "Manager"), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating USD 20,000,000 at 100.00% of par. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. The Notes were delivered on August 8, 2002.

          The Terms Agreement provides that the obligations of the manager are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7,
1997) is already on file with the Securities and Exchange Commission.

     Item 3. DISTRIBUTION SPREAD

             Price to                Selling Discounts     Proceeds to the
              Public                   and Commissions         Bank(1)
      ---------------------          -----------------     ---------------
        Per Unit: 100.00%                     N/A              100.00%
      Total: USD 20,000,000                   N/A           USD 20,000,000

     Item 4. DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

          None

     Item 5. OTHER EXPENSES OF DISTRIBUTION

          As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

     Item 6. APPLICATION OF PROCEEDS

          The net proceeds will be used in the general operations of the Bank.

     Item 7. EXHIBITS

          A.   Pricing Supplement dated August 5, 2002

          B.   Terms Agreement dated August 5, 2002

----------
(1)  Without deducting expenses of the Bank, which are not yet known.

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                                                                       EXHIBIT A

PRICING SUPPLEMENT

                               [WORLD BANK LOGO]


                             INTERNATIONAL BANK FOR
                         RECONSTRUCTION AND DEVELOPMENT


                          GLOBAL DEBT ISSUANCE FACILITY


                                    NO. 2329

                                  US$20,000,000
         CALLABLE VARIABLE INTEREST RATE RANGE NOTES DUE AUGUST 8, 2012


                              LEHMAN BROTHERS INC.


              The date of this Pricing Supplement is August 5, 2002

     This document ("Pricing Supplement") is issued to give details of an issue by the International Bank for Reconstruction and Development (the "Bank") under its Global Debt Issuance Facility.

     This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus dated October 7, 1997, and all documents incorporated by reference therein (the "Prospectus"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.

TERMS AND CONDITIONS

     The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue:

1.   No.:                                              2329

2.   Aggregate Principal Amount:                       US$20,000,000

3.   Issue Price:                                      100.00 per cent of the Aggregate Principal Amount

4.   Issue (Settlement) Date:                          August 8, 2002

5.   Form of Notes (Condition 1(a)):                   Registered only

6.   Authorized Denomination
     (Condition 1(b)):                                 US$1,000, and integral multiples of U.S. $1,000

7.   Specified Currency (Condition 1(d)):              United States dollars ("US$")

8.   Maturity Date:                                    August 8, 2012

9.   Interest Basis (Condition 5):                     Variable Interest Rate (Condition 5(II))

10.  Basis of Calculation of Interest Amounts,
     (where Conditions 5(II)(b)(i)(A) and 5(II)
     (b)(iv) through (vii) do not apply
     (Conditions 5(II)(b))):

     (a)  Calculation of Interest Amounts:             The Interest Amount per Authorized Denomination shall be
                                                       determined by the Calculation Agent in accordance with
                                                       the following formula:

                                                       8.50% x DR/2DP x AUTHORIZED DENOMINATION

                                                       Where:

                                                       "DR" is the total number of days in the Interest Period
                                                       on which the Relevant Rate is within the Accrual Range
                                                       as determined by the Calculation Agent.

                                                       "DP" means the total number of days in the Interest
                                                       Period.

                                                       "RELEVANT RATE" means 3 month US$ LIBOR, being the rate
                                                       for deposits in US$ for a period of three months which
                                                       appears on the Telerate Page 3750 (or such other page
                                                       that may replace that page on that service or a
                                                       successor service) at 11:00 a.m. London time on each day
                                                       during the relevant Interest Period; provided that (i)
                                                       for any day that is not a Relevant Business Day the
                                                       Relevant Rate for that day will be the Relevant Rate on
                                                       the immediately preceding

                                                       Relevant Business Day and (ii) the Relevant Rate for the
                                                       day that is seven Relevant Business Days prior to an
                                                       Interest Payment Date will be the applicable Relevant
                                                       Rate for each subsequent day in such Interest Period. If
                                                       such rate does not appear at the time and on the date
                                                       specified above, the Calculation Agent shall determine
                                                       the Relevant Rate by applying Conditions 5(II)(i)(B)
                                                       through 5(II)(iii) of the Standard Provisions, MUTATIS
                                                       MUTANDIS, as if the Relevant Rate were the "Rate of
                                                       Interest" and as if Telerate Page 3750 had been
                                                       designated the "Primary Source for Interest Rate
                                                       Quotation".

                                                       "ACCRUAL RANGE" means:

                                                       for each Interest Period from and including the Issue
                                                       Date to but excluding August 8, 2005, the total number
                                                       of days in the relevant Interest Period on which the
                                                       Relevant Rate is equal to or greater than 0.00% but less
                                                       than or equal to 5.00% as determined by the Calculation
                                                       Agent;

                                                       for each Interest Period within the period from and
                                                       including August 8, 2005 to but excluding August 8,
                                                       2007, the total number of days in the relevant Interest
                                                       Period on which the Relevant Rate is equal to or greater
                                                       than 0.00% but less than or equal to 6.00% as determined
                                                       by the Calculation Agent; and

                                                       for each Interest Period within the period from and
                                                       including August 8, 2007 to but excluding August 8,
                                                       2012, the total number of days in the relevant Interest
                                                       Period on which the Relevant Rate is equal to or greater
                                                       than 0.00% but less than or equal to 7.00% as determined
                                                       by the Calculation Agent.

                                                       ROUNDING

                                                       In applying the formula described above, the Calculation
                                                       Agent shall round the result of

                                                       8.50% x DR/2DP

                                                       to the nearest one-hundred thousandth of one percent
                                                       prior to multiplying that result by the Authorized
                                                       Denomination.

     (b)  Interest Payments Dates:                     Semi-annually on February 8 and August 8 in each year,
                                                       commencing on February 8, 2003 and ending on the
                                                       Maturity Date

11.  Relevant Financial Center:                        New York

12.  Relevant Business Day:                            London and New York

13.  Issuer's Optional Redemption (Condition 6(e)):    Yes

     (a)  Notice Period:                               Not less than 10 Relevant Business Days

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
     (b)  Amount:                                      All or less than all provided that in the event less
                                                       than all of the Notes are to be redeemed (a "Partial
                                                       Redemption"), each such Note will be redeemed in the
                                                       amount of its pro rata share of the aggregate amount of
                                                       such Partial Redemption.

     (c)  Date(s):                                     Semi-annually on February 8 and August 8 in each year,
                                                       commencing on August 8, 2003 and ending on February 8,
                                                       2012.

     (d)  Early Redemption Amount (Bank):              Principal amount of the Notes to be redeemed

     (e)  Notices:                                     So long as Notes are represented by a Registered Global
                                                       Note and the Registered Global Note is held on behalf of
                                                       one or more clearing systems, notwithstanding Condition
                                                       13, notices to Noteholders may be given by delivery of
                                                       the relevant notice to that clearing system for
                                                       communication by it to entitled accountholders.

                                                       Any notice thus delivered to that clearing system shall
                                                       be deemed to have been given to the Noteholders on the
                                                       day on which the notice is delivered to the clearing
                                                       system.

14.  Redemption at the Option of the
     Noteholders (Condition 6(f)):                     No

15.  Long Maturity Note (Condition 7(f)):              No

16.  Early Redemption Amount (including                Principal amount of the Notes to be redeemed plus
     accrued interest, if applicable, (Condition 9):   interest accrued thereon

17.  Governing Law of the Notes:                       New York

OTHER RELEVANT TERMS

1.   Listing (if yes, specify Stock Exchange):         No

2.   Details of Clearance System approved by
     the Bank and the Global Agent and
     Clearance and Settlement Procedures:              DTC. Payment for the Notes will be on a delivery versus
                                                       payment basis.

3.   Syndicated:                                       No

4.   Commissions and Concessions:                      None

5.   Codes:

     (a)  CUSIP:                                       45905UCC6

     (b)  ISIN:                                        US45905UCC62

     (c)  Common Code:                                 015169303

6.   Identity of Dealer(s)/Manager(s):                 Lehman Brothers Inc.

7.   Provisions for Registered Notes:

     (a)  Individual Definitive Registered Notes
          Available on Issue Date:                     No. Interests in the DTC Global Note will be exchangeable
                                                       for Definitive Registered Notes only in

                                                       the limited circumstances described in the Prospectus.

     (b)  DTC Global Note:                             Yes; one


The Bank's latest Information Statement was issued on September 20, 2001.

The following additional selling restrictions shall apply to the issue:

1.   United Kingdom:                                   Each Dealer is required to comply with all applicable
                                                       provisions of the Financial Services and Markets Act
                                                       2000 with respect to anything done by it in relation to
                                                       the Notes in, from or otherwise involving the United
                                                       Kingdom.

                                                       INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

                                                       By:

                                                       Authorized Officer

                             INTERNATIONAL BANK FOR
                         RECONSTRUCTION AND DEVELOPMENT

                                1818 H Street, NW
                             Washington, D.C. 20433


                                GLOBAL AGENT AND

                                CALCULATION AGENT

                                 CITIBANK, N.A.
                                 P.O. Box 18055
                               5 Carmelite Street
                                 London EC4Y 0PA


                            LISTING AND SPECIAL AGENT
                                AND PAYING AGENT

                             BNP PARIBAS LUXEMBOURG
                               10A Boulevard Royal
                                L-2093 Luxembourg


                          LEGAL ADVISERS TO THE MANAGER

                               SULLIVAN & CROMWELL
                          1701 Pennsylvania Avenue N.W.
                              Washington D.C. 20006

                                                            EXHIBIT B

                         TERMS AGREEMENT NO. 2329 UNDER
                                  THE FACILITY


                                                            As of August 5, 2002

International Bank for Reconstruction
     and Development
1818 H Street, N.W.
Washington, D.C.  20433


          The undersigned agrees to purchase from you (the "Bank") the Bank's US$20,000,000 Callable Variable Interest Rate Range Notes due 2012 (the "Notes") described in the Pricing Supplement, dated as of the date hereof (the "Pricing Supplement") at 11:00 a.m. New York time on August 8, 2002 (the "Settlement Date") at an aggregate purchase price of US$20,000,000 (which is 100% of the aggregate principal amount of the Notes) on the terms set forth herein and in the Standard Provisions, amended and restated as of October 7, 1997, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

          When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

          The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

          The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein.

          Subject to Section 5(h) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

     1. The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100 percent).

     2. The purchase price specified above will be paid on the Settlement Date by the Dealer (against delivery of the Notes to an account designated by the Dealer) to Citibank, N.A., London Branch as custodian for Cede & Co., nominee for the Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

     3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

     4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

     5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

          For purposes hereof, the notice details of the undersigned are as follows:

                           Lehman Brothers Inc.
                           745 Seventh Avenue
                           New York, NY 10019
                           Attention:  Agency Callable Trading Desk
                           Telephone:  (212)526-8163
                           Fax:  646-758-2197

          All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

          This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

          This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

                                            LEHMAN BROTHERS INC.


                                            By:
                                                --------------------------------
                                                Name:
                                                Title:


CONFIRMED AND ACCEPTED, as of the
date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION
     AND DEVELOPMENT


By:
     --------------------------------
     Name:
     Title: Authorized Officer

                                       -3-